C A R N I V A L

C O R P O R A T I O N & PLC

                    ARNALDO PEREZ

Senior Vice President and General Counsel

January 29, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in the joint Annual Report on Form 10-K Under Section 219 of the
Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Carnival Corporation and Carnival plc have made disclosure pursuant to such provisions in its joint Annual Report on Form 10-K for the year ended November 30, 2013, which was filed with the U.S. Securities and Exchange Commission on January 29, 2014.

Respectfully submitted,

CARNIVAL CORPORATION		CARNIVAL plc

By:	/s/ Arnaldo Perez	By:	/s/ Arnaldo Perez
Name: Arnaldo Perez Title: General Counsel & Secretary		Name: Arnaldo Perez Title: General Counsel & Company Secretary
Date: January 29, 2014		Date: January 29, 2014

Carnival Place, 3655 NW 87th Avenue, Miami, Florida 33178-2428

Tel: (305) 599-2600 x18018 Fax: (305) 406-4758 Email: aperez@carnival.com